UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Strike at Uchucchacua Mine

LIMA, Peru--(BUSINESS WIRE)--September 22, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that the local community surrounding the Company’s Uchucchacua mine initiated a strike at midnight on September 13, 2021. Mine operations have therefore since been suspended as access has been blocked. However, essential work associated with mine maintenance and functionality, including water drainage, water treatment and tailings dams inspection, continue without interruption.

The strike results from the community’s claim that Buenaventura has violated agreements signed in 2012 and 2018. However, Buenaventura has complied with all related commitments and obligations. This has also been communicated to the community as the Company has made itself available twice a month for meetings with community representatives. Meetings are also scheduled in special circumstances, which unfortunately was not possible in the current situation despite Buenaventura’s frequent attempts.

Buenaventura has proposed a meeting with community representatives to support a productive dialog and resulting solution in order to end the strike. Should a solution not be reached in the subsequent days, the Company expects a negative effect on third quarter results. However, should this be necessary, Buenaventura will revise its current mine plan accordingly to mitigate adverse impacts on its operations and recover any related shortfall over the balance of the year as well as any potential residual effects on 2022 results.

It’s important to note that Buenaventura has implemented several social projects benefitting local communities in those areas surrounding its mines as a key component of the Company’s longstanding dedication and commitment to Environmental and Social Responsibility.

Buenaventura will continue to provide relevant updates.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache). The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer. For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / Gabriel.salas@buenaventura.pe

Company Website: www.buenaventura.com

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ
Name: Daniel Dominguez
Title: Chief Financial Officer

Date: September 22, 2021